As filed with the Securities and Exchange Commission
on November 21, 2000

Registration No. 811-10087

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

/ X /   REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Snoqualmie Asset Fund, Inc.
(Exact Name of Registrant as Specified in Charter)

1201 Third Avenue, WMT 1706
Seattle, WA 98101
(Address of Principal Executive Offices)

(206) 377-4761
(Registrant's Telephone Number, including Area Code)

Sophie Hager Hume
1201 Third Avenue, WMT 1706
Seattle, WA 98101
(Name and Address of Agent for Service)

Copies to:
MARTIN E. LYBECKER, ESQ.
ROPES & GRAY
ONE FRANKLIN SQUARE
1301 K STREET, N.W.
SUITE 800 EAST
WASHINGTON, D.C. 20005

Approximate Date of Proposed Public Offering: Not Applicable

EXPLANATORY NOTE

This Registration Statement has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act"). However, common stock in the Registrant is not being registered under the Securities Act of 1933, as amended (the "1933 Act") since such stock will be issued solely in private placement transactions which do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant may only be made by "accredited investors" within the meaning of Regulation D under the 1933 Act which generally includes institutional investors. This Registration Statement does not constitute an offer to sell, or the solicitation of an offer to buy, any common stock of the Registrant.

Pursuant to General Instruction G3 of Form N-2, a registration statement filed under only the 1940 Act shall consist of the facing sheet of the Form, responses to all items of Parts A and B except Items 1, 2, 3.2, 4, 5, 6 and 7 of Part A thereof, responses to all items of Part C except Items 24.2h, 24.2l, 24.2n and 24.2o, required signatures, and all other documents that are required or which the Registrant may file as part of the registration statement.

PART A

Item 1. Outside Front Cover

Not Applicable.

Item 2. Cover Pages; Other Offering Information

Not Applicable.

Item 3. Fee Table and Synopsis

3.1. *Expense Information*

Shareholder Transaction Expenses
       Sales Load (as a percentage of offering price)......................None
       Dividend Reinvestment and Cash Purchase Plan Fees.......... None

Annual Expenses
       Management Fees... None
       Other expenses[1]..0.10%
       Total Annual Expenses 0.10%

---

[1] "Other expenses" are based on estimated amounts for the current fiscal year.

Example	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$1	$3	$6	$13

The purpose of the preceding table is to assist the investor in understanding the various costs and expenses that an investor in Snoqualmie Asset Fund, Inc. (the "Fund") will bear directly or indirectly.

The example above should not be considered a representation of future expenses, which may be higher or lower.

3.2. Not Applicable.

3.3. Not Applicable.

Item 4. Financial Highlights

Not Applicable.

Item 5. Plan of Distribution

Not Applicable.

Item 6. Selling Shareholders

Not Applicable.

Item 7. Use of Proceeds

Not Applicable.

Item 8. General Description of the Registrant

8.1. *General*

The Fund was incorporated under the laws of the State of Maryland on July 25, 2000, and is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended.

8.2. *Investment Objectives and Policies*

The Fund's investment objective is to seek current income consistent with preservation of capital. The investment objective of the Fund may be changed without the vote of the holders of a majority of voting securities.

The Fund intends to achieve its objective by investing in a portfolio of medium to high quality debt securities which the Managers believe does not involve undue risk to income or principal. Under normal market conditions, the Fund will invest substantially all of its assets in (i) Residential Mortgage Loans (including traditional single family residential loans and specialty mortgage loans), (ii) Commercial Real Estate Loans, (iii) Mortgage-Backed Securities, (iv) Collateralized Mortgage Obligations ("CMOs"), (v) Asset-Backed Securities, (vi) Corporate Debt Securities, (vii) U.S. Government Agency Securities, (viii) U.S. Treasury Securities, (ix) Commercial Loans, (x) Real Estate Investment Trusts ("REITs") and (xi) Limited Liability Companies that invest in such obligations. (Residential Mortgage Loans, Commercial Real Estate Loans and Commercial Loans are collectively referred to as "Whole Loans."). It is anticipated that substantially all of the Fund's assets will be contributed by Shareholders of the Fund in exchange for Shares of the Fund. Each of the Whole Loans will have been originated or purchased by Washington Mutual Bank, FA pursuant to its underwriting procedures and guidelines. The Fund also expects to invest in Limited Liability Companies that make new advances on the Whole Loans they hold and that fund new Whole Loans. The Managers will seek to balance the risk and return potential of the Fund's investments in a manner that attempts to maximize return while minimizing the risk of losses to the Fund through defaults on portfolio securities. An investment in the Fund may not be appropriate for all investors and there is no assurance that the Fund will achieve its investment objective. The Fund is designed primarily as a long-term investment and not as a trading vehicle.

The discussion below describes in greater detail the principal categories of securities in which the Fund intends to invest.

Whole Loans. Whole Loans include Residential Mortgage Loans (including traditional single family residential loans and specialty mortgage loans which, in general, are, but not limited to, loans made to borrowers with a high credit risk profile caused by a lack of credit history or a lack of useable credit history), Commercial Real Estate Loans and Commercial Loans that Washington Mutual Bank, FA either originated or purchased. Residential Mortgage Loans are entire ownership interests in mortgage loans on residential property. Commercial Real Estate Loans are mortgage loans secured by commercial property, such as industrial and warehouse properties, office buildings, retail space and shopping malls, multifamily properties and cooperative apartments, hotels and motels, nursing homes, hospitals and senior living centers. Commercial Loans are short-term loans to finance the seasonal working capital needs of a business, such as inventory or production and distribution of goods.

Mortgage-Backed Securities. Mortgage-Backed securities are securities that, directly or indirectly, represent participations in, or are secured by and payable from, loans secured by real property including pass-through securities such as Ginnie Mae, Fannie Mae and Freddie Mac Certificates, private pass-through securities, commercial mortgage-backed securities and certain collateralized mortgage obligations. Mortgage-Backed Securities may have fixed or adjustable interest rates. There are currently three basic types of Mortgage-Backed Securities: (i) those issued or guaranteed by the United States Government or one of its agencies or instrumentalities, such as Ginnie Mae, Fannie Mae and Freddie Mac; (ii) those issued by non-governmental issuers that represent interests in, or are collateralized by, Mortgage-Backed Securities issued or guaranteed by the United States Government or one of its agencies or instrumentalities; and (iii) those issued by non-governmental issuers that represent an interest in, or are collateralized by, whole mortgage loans or Mortgage-Backed Securities without a government guarantee but usually with over-collateralization or some other form of private credit enhancement. Non-governmental issuers referred to in (ii) and (iii) above include originators of and investors in mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, investment banks and special purpose subsidiaries of the foregoing.

Stripped Mortgage-Backed Securities. Stripped Mortgage-Backed Securities ("SMBS") are derivative multi-class mortgage securities. SMBS may be issued by agencies or instrumentalities of the United States Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, investment banks and special purpose subsidiaries of the foregoing.

There are generally two types of classes of SMBS, one of which (the "IO class") entitles the holders thereof to receive distributions consisting solely or primarily of all or a portion of the interest in the underlying pool of mortgage loans or Mortgage-Backed Securities and the other of which (the "PO class") entitles the holders thereof to receive distributions consisting solely or primarily of all or a portion of the principal of the underlying pool of Mortgage Assets. The cash flows and yields on IO and PO classes are extremely sensitive to the rate of principal payments (including prepayments) on the related underlying Mortgage Assets. For example, a rapid or slow rate of principal payments may have a material adverse effect on the yield to maturity of IOs or POs, respectively. If the underlying Mortgage Assets experience greater than anticipated prepayments of principal, an investor may incur substantial losses, even if the IO class is rated AAA. Conversely, if the underlying Mortgage Assets experience slower than anticipated prepayments of principal, the yield on a PO class will be affected more severely than would be the case with a traditional Mortgage-Backed Security.

CMOs. CMOs are debt instruments issued by special purpose entities which are secured by pools of mortgage loans or other Mortgage-Backed Securities. Payments of principal and interest on underlying collateral provide the funds to pay debt service on the CMO. CMOs may be issued by agencies or instrumentalities of the United States Government or by private organizations. The Fund may not invest in CMOs issued by private organizations.

In a CMO, a series of bonds or certificates is issued in multiple classes. Each class of CMOs, often referred to as a "tranche," is issued at a specified coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. Interest is paid or accrues on all classes of a CMO on a monthly, quarterly or semi-annual basis. The principal and interest on the underlying mortgages may be allocated among the several classes of a series or a CMO in many ways. In a common structure, payments of principal, including any principal prepayments, on the underlying mortgages are applied to the classes of the series of a CMO in the order of their respective stated maturities or final distribution dates, so that no payment of principal will be made on any class of a CMO until all other classes having an earlier stated maturity or final distribution date have been paid in full.

The Fund may also invest in inverse or reverse floating CMOs. Inverse or reverse floating CMOs constitute a tranche of a CMO with a coupon rate that moves in the reverse direction to an applicable index such as the London Interbank Offered Rate ("LIBOR"). Accordingly, the coupon rate thereon will increase as interest rates decrease. Inverse or reverse floating CMOs are typically more volatile than fixed or adjustable rate tranches of CMOs. Investments in inverse or reverse floating CMOs would be purchased by the Fund to attempt to protect against a reduction in the income earned on the Fund's investments due to a decline in interest rates. The Fund would be adversely affected by the purchase of such CMOs in the event of an increase in interest rates since the coupon rate thereon will decrease as interest rates increase, and, like other Mortgage-Backed Securities, the value will decrease as interest rates increase.

REITs. The Fund may invest in equity interests or debt obligations issued by REITs. REITs are pooled investment vehicles which invest primarily in income producing real estate or real estate related loans or interest. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling property that has appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments. Similar to investment companies, REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Code. The Fund will indirectly bear its proportionate share of expenses incurred by REITs in which the Fund invests in addition to the expenses incurred directly by the Fund.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified, are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs are also subject to the possibilities of failing to qualify for tax free pass-through of income under the Internal Revenue Code of 1986, as amended (the "Code") and failing to maintain their exemption from registration under the 1940 Act.

U.S. Government Securities. U.S. Government Securities are obligations issued or guaranteed by the United States Government, its agencies, authorities or instrumentalities. Securities issued by the U.S. Government, such as United States Treasury bills, Treasury notes and Treasury bonds (collectively, "U.S. Treasury Securities"), which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. U.S. Government Agency Securities, which are securities issued by agencies and instrumentalities of the U.S. Government such as Ginnie Mae, Fannie Mae, SBA and Freddie Mac, are supported by: (i) the full faith and credit of the United States, such as securities issued by Ginnie Mae and SBA; (ii) the right of the issuer to borrow from the United States Treasury, such as securities of the Federal Home Loan Banks; or (iii) only the credit of the issuer, such as securities of the Student Loan Marketing Association.

U.S. Government Securities may include zero coupon securities that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon U.S. Government Securities do not require the periodic payment of interest. These investments may experience greater volatility in market value than U.S. Government Securities that make regular payments of interest.

Investment Restrictions

The Fund has adopted the following investment restrictions which may not be changed without the affirmative vote of a "majority of the outstanding voting securities" of the Fund, which is defined in the 1940 Act to mean the affirmative vote of the lesser of (1) more than 50% of the outstanding Shares of the Fund, or (2) 67% or more of the Shares present at the meeting in person or by proxy. The Fund:

1. May not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, or the rules and regulations thereunder, as such statute, rules or regulations may be amended from time to time, except that the Fund will concentrate in securities which represent interests in mortgages on real property.

2. May issue senior securities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

3. May lend or borrow money to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

4. May purchase or sell commodities, commodities contracts, futures contracts, or real estate to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

5. May underwrite securities to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

6. May pledge, mortgage or hypothecate any of its assets to the extent permitted by the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

The fundamental limitations of the Fund have been adopted to avoid wherever possible the necessity of shareholder meetings otherwise required by the 1940 Act. This recognizes the need to react quickly to changes in the law or new investment opportunities in the securities markets and the cost and time involved in obtaining shareholder approvals for diversely held investment companies. However, the Fund also has adopted non-fundamental limitations, set forth below, which in some instances may be more restrictive than the fundamental limitations. Any changes in the Fund's non-fundamental limitations will be communicated to the Fund's shareholders prior to effectiveness.

The following investment limitations of the fund are non-fundamental policies. The Fund may not:

1. Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund's total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund's assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the borrower under a loan agreement and the lender selling a participation to the Fund together with any other persons interpositioned between such lender and the Fund with respect to a participation.

2. Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under loan agreements would be deemed to constitute such control or participation.

3. Borrow money, except for temporary or emergency purposes and then only in an amount not exceeding one-third of the value of total assets and except that the Fund may borrow from banks or enter into reverse repurchase agreements for temporary emergency purposes in amounts up to 15% of the value of its total assets at the time of such borrowing.

4. Pledge, mortgage or hypothecate assets except to secure temporary borrowings permitted by (3) above in aggregate amounts not to exceed 15% of total assets taken at current value at the time of the incurrence of such loan, except as permitted with respect to securities lending.

5. Invest more than 25% of its total assets in the securities of issuers in any one industry; provided that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities; and provided further that the Fund shall, under normal market conditions, invest more than 25% and up to 100% of its assets in securities which represent interests in mortgages on real property.

6. Make short sales of securities, maintain a short position or purchase securities on margin, except that the Fund may obtain short-term credits as necessary for the clearance of security transactions.

7. Act as an underwriter of securities of other issuers except as it may be deemed an underwriter in selling a Fund security.

8. Issue senior securities, as defined in the 1940 Act, other than (i) preferred shares which immediately after issuance will have asset coverage of at least 200%, (ii) indebtedness which immediately after issuance will have asset coverage of at least 300%, or (iii) the borrowings permitted by investment restriction 3 above.

All percentage limitations on investments described in this Registration Statement will apply at the time of investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. The other investment policies described in this Registration Statement are also not fundamental and may be changed by approval of the Fund's Directors.

Selection of Investments

Initially, substantially all of the Fund's assets will be contributed by Shareholders of the Fund in connection with this offering. Subsequently, the Managers will buy and sell securities for the Fund's portfolio with a view to seeking a high level of current income, and will select investments which the Managers believe do not involve undue risk to income or principal considered in relation to the particular investment policies of the Fund. At the time of making investments in the categories discussed above, the Managers will consider the quality of the securities in which the Fund may invest. All investments must be in securities that are medium to high quality. As a result, the Fund will not necessarily invest in the highest yielding investments permitted by its investment policies if the Managers determine that market risks or credit risks associated with such investments would subject the Fund's portfolio to excessive risk. The potential for realization of capital gains resulting from possible changes in interest rates will not be a major consideration. The Managers will be free to take full advantage of the entire range of maturities offered by fixed-income securities and may adjust the average maturity of the Fund's portfolio from time to time, depending on their assessment of the relative yields available on securities of different maturities and its expectations of future changes in interest rates.

New types of mortgage-related assets, and other securities in which the Fund may invest are developed and marketed from time to time and, consistent with its investment limitations, the Fund expects to invest in those securities and instruments that the Managers believe may assist the Fund in achieving its investment objectives. These investments will be disclosed to shareholders in the Fund's annual and semi-annual reports.

The Managers seek to minimize the risks involved in investing in mortgage-related assets and other fixed-income securities through careful investment analysis. It should be noted, however, that the amount of information about the financial condition of an issuer of securities may not be as extensive as that which is made available by corporations whose securities are publicly traded.

Portfolio Turnover and Short Term Trading

The Managers may buy and sell securities for the Fund to accomplish its investment objective. Although it is impossible to predict portfolio turnover rate, the Managers expect that the annual portfolio turnover rate of the Fund will be low and should not exceed 30%. Portfolio turnover generally involves some expense to the Fund, including transaction costs on the sale of securities and reinvestment in other securities, and may result in realization of ordinary income or capital gains.

The Fund believes that in general the secondary market for some fixed-income securities is less liquid than that for other fixed-income securities. Also, there may be limited liquidity for certain fixed income securities, such as Whole Loans, that the Fund may purchase or hold. Accordingly, the ability of the Fund to buy and sell securities may, at any particular time and with respect to any particular securities, be limited.

8.3. *Risk Factors*

a. *General*

No Operating History; Reliance on Management. The Fund is newly organized and does not have an investment track record. It is anticipated that initially all of the Fund's assets will be contributed by Shareholders of the Fund. Subsequently, the Fund will be wholly dependent for the selection, structuring, closing, and monitoring of its investments on the diligence and skill of its Managers, acting under the supervision of the Board. The Managers, Dennis W. Lau and Ernest R. Johnson, will have responsibility for the selection of investments, the negotiation of the terms of such investments, and the monitoring of such investments after they are made. There can be no assurance that Mr. Lau or Mr. Johnson will remain associated with the Fund or that, in the event either Mr. Lau or Mr. Johnson ceased to be associated with the Fund, the Fund would be able to find a qualified person or persons to fill their position. See Item 9 - Management.

Limited Transferability of Shares. The Fund has been organized to make investments in illiquid debt securities. The Shares will not be registered under the federal or state securities laws and are subject to substantial restrictions on transfer. There will be no trading market for the Shares. Fund shares, subject to Board and shareholder approval, are expected to be subject to redemption from time to time as discussed in Item 10 – Capital Stock: Repurchase of Shares.

The Shares will not be registered under the 1933 Act or under the securities laws of the various states (except as necessary to claim a limited offering exemption) on the grounds that their issuance and sale is exempt from such registration requirements as not involving a public offering pursuant to Section 4(2) of the 1933 Act and applicable provisions of the securities laws of the various states.

Because the Shares will be acquired by investors in transactions not involving a public offering, they will be "restricted securities" and may be required to be held indefinitely. Shares may not be sold, transferred, assigned, pledged, or otherwise disposed of without registration under applicable federal or state securities laws or pursuant to an exemption from registration (in which case the Shareholder will at the option of the Fund be required to provide the Fund with a legal opinion, in form and substance satisfactory to the Fund, that registration is not required). Accordingly, an investor must be willing to bear the economic risk of investment in the Shares until Shares are redeemed or the Fund is liquidated. No sale, transfer, assignment, pledge, or other disposition, whether voluntary or involuntary, of the Shares may be made except by registration by the transfer agent on the Fund's books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and to execute such other instruments or certifications as are reasonably required by the Fund or the transfer agent. The Fund may withhold consent to such an assumption at its absolute discretion.

Illiquidity of Investments. From time to time, the Fund's investments in fixed-income securities may include securities as to which the Fund, by itself or together with other funds or accounts managed by the Managers or Washington Mutual Bank, FA, holds a major portion or all of an issue of such securities. Because there may be relatively few potential purchasers for such investments and, in some cases, there may be contractual restrictions on resales, the Fund may find it more difficult to sell such securities at a time when the Managers believe it is advisable to do so. In addition, in order to enforce its rights in the event of a default in the payment of interest or repayment of principal, or both, the Fund may be required to take possession of and manage the assets securing the issuer's obligations on such securities, which may increase the Fund's operating expenses and adversely affect the net asset value of the Fund. In addition, the Fund's intention to qualify as a "regulated investment company" ("RIC")under the Code, as amended, may limit the extent to which the Fund may exercise its rights by taking possession of such assets, because as a RIC the Fund is subject to certain limitations on its investments and on the nature of its income. See Item 10.4 – Taxes.

Non-Diversified Status. The Fund is classified as non-diversified within the meaning of the 1940 Act, which means that the Fund is not limited by the 1940 Act in the proportion of its assets that it may invest in securities of a single issuer. Because the Fund may invest a larger portion of its assets in the securities of a single issuer than a diversified fund, an investment in the Fund may be subject to greater fluctuations in value than an investment in a diversified fund.

Tax Status. The Fund must meet a number of requirements, described under Item 10.4 – Taxes to qualify as a RIC and, if qualified, to continue to qualify. If the Fund experiences difficulty in meeting the diversification requirement for any fiscal quarter, it might accelerate capital calls or borrowings in order to increase the portion of the Fund's total assets represented by cash, cash items, and U.S. Government Securities as of the close of the following fiscal quarter and thus attempt to meet the diversification requirement. However, the Fund would incur additional interest and other expenses in connection with any such accelerated borrowings, and increased investments by the Fund in cash, cash items, and U.S. Government Securities (whether the funds to make such investments are derived from called equity capital or from accelerated borrowings) are likely to reduce the Fund's return to investors. Furthermore, there can be no assurance that the Fund would be able to meet the diversification requirements through such actions. Failure to qualify as a RIC would subject the Fund's distributed and undistributed income to federal income taxation, and in a year in which the Fund has taxable income or net realized gain, would have a significant adverse effect on the return to investors. See Item 10.4 – Taxes.

Risks of Whole Loans. While Whole Loans in which the Fund will invest generally will have a higher yield than Mortgage-Backed Securities, holders of such interests may bear a greater risk of loss arising from a default on the part of the borrower of the underlying loans than do holders of Mortgage-Backed Securities. This is because Whole Loans, unlike most Mortgage-Backed Securities, generally are not backed by any government guarantee or private credit enhancement. Such risk may be greater during a period of declining or stagnant real estate values. In addition, individual loans underlying Whole Loans may be larger than those underlying Mortgage-Backed Securities. There may be certain costs and delays in the event of a foreclosure, and there is no assurance that the subsequent sale of the property will produce an amount equal to the sum of the unpaid principal balance of the loan as of the date the borrower went into default, accrued but unpaid interest and all foreclosure expenses, in which case the Fund may suffer a loss.

The Managers will themselves or through third parties hired on their behalf, with respect to the Fund's investments in Whole Loans, review to the extent practicable the documents generated in connection with the underlying loans with a view towards determining, among other things, that: (i) the Fund upon purchase or acquisition thereof will acquire valid loans (or interests therein) and a perfected security interest in the property securing the loans; (ii) there are no claims to the property superior to that of the underlying mortgage or contract holder (except, in the case of second mortgage loans, those of the first mortgage holders); and (iii) the Fund's purchase or acquisition will not give rise to rights on the part of third parties, the exercise of which could adversely affect the Fund. It may, however, be impracticable for the Managers to examine prior to purchase every relevant document within the limited due diligence period afforded by the financial institution selling or contributing the loans, and in some cases the document files may not be well-maintained and important documents or contracts may be missing. The Managers will make certain assumptions regarding the rate and severity of defaults on the mortgages or installment sales contracts underlying Whole Loans purchased by the Fund and will determine the acquisition price for such investments accordingly. There can be no assurance, however, that the actual rate and/or severity of defaults will not be greater than that anticipated by the Managers.

Interest Rate Risk. Because the prices of the Fund's assets will fluctuate with changes in prevailing interest rates, the net asset value of the Fund's Shares can also fluctuate in relation to interest rate changes. When interest rates decline, the value of a portfolio invested substantially in fixed income securities can be expected to rise. Conversely, when interest rates rise, the value of a portfolio invested substantially in fixed-income securities can be expected to decline. The values of securities rated in the lower rating categories generally fluctuate more than those of securities rated on the higher rating category.

Prepayment Risk. The yield characteristics of mortgage-related assets differ from traditional debt securities. The major differences typically include more frequent interest and principal payments (usually monthly) and the possibility that prepayments of principal may be made at any time. As a result, if the Fund purchases a security at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will increase yield to maturity. Conversely, if the Fund purchases the securities at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce, yield to maturity. Prepayment rates are influenced by changes in current interest rates and a variety of other economic, geographic, social and other factors.

Amounts available for reinvestment by the Fund are likely to be greater during a period of declining interest rates than during a period of rising interest rates as prepayments on the loans or other collateral underlying the securities in which the Fund has invested result in prepayments of the Fund's securities. The yield on the securities in which such amounts are reinvested is likely to be lower than the yield on the securities that were prepaid or the yield that could be achieved if such amounts were reinvested during a time of rising interest rates. Mortgage-related assets may decrease in value as a result of increases in interest rates and may benefit less than other fixed income securities from declining interest rates because of the risk of prepayment.

Credit Risk. All investments purchased by the Fund will be medium to high quality. Credit risk is the possibility that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation. Generally speaking, the lower a security's credit rating, the higher its credit risk. If a security's credit rating is downgraded, its price tends to decline sharply, especially as it becomes more probable that the issuer will default. Although credit risk for the Fund should generally be low, there can be no assurance that the credit rating of an investment will remain unchanged over the period of the Fund's ownership of that investment.

b. *Effects of Leverage*

Not applicable.

8.4. *Other Policies*

The Fund may also invest in the following types of securities:

Asset-Backed Securities. Asset-Backed Securities are securities that directly or indirectly represent a participation in or are secured by and payable from a pool of assets representing the obligation of a number of different parties.

The securitization techniques used to develop Mortgage-Backed Securities are now being applied to a broad range of assets. Through the use of trusts and special purpose corporations, various types of assets, primarily automobile and credit card receivables, are being securitized in pass-through structures similar to the mortgage pass-through structures described above or in a pay-through structure similar to the CMO structure.

In general, the collateral supporting Asset-Backed Securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments. Furthermore, the effect of prepayments on securities that have shorter maturities such as Asset-Backed Securities is much smaller than the effect of prepayments on securities having longer maturities such as Mortgage-Backed Securities. As with Mortgage-Backed Securities, Asset-Backed Securities are often backed by a pool of assets representing the obligations of a number of different parties and use similar credit enhancement techniques.

Asset-Backed Securities do not have the benefit of the same security interest in the related collateral as do Mortgage-Backed Securities. Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a perfected security interest in all of the obligations backing such receivables.   Therefore, there is the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities.

Corporate Debt Securities. Corporate Debt Securities are fixed income securities of United States corporations, which securities, at the time of investment, are rated BBB or higher by Standard & Poor's Corporation ("S&P") or, if unrated, determined by the Managers to be of comparable quality. Securities rated in the four highest categories as assigned by S&P) (BBB or higher) are considered "investment grade;" however, securities rated "BBB" have speculative characteristics. S&P's description of securities rated "BBB" states that whereas such securities "normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories."

The values of Corporate Debt Securities typically will fluctuate in response to general economic conditions, to changes in interest rates and. to a greater extent than the values of Mortgage-Backed Securities, to business conditions affecting the specific industries in which the issuers are engaged. Corporate Debt Securities will decrease in value as a result of increases in interest rates.

Other Investment Practices

The following discussion describes in greater detail some of the other investment management practices that the Fund may employ from time to time to earn income, facilitate portfolio management and mitigate risk.

Derivative Instruments - Interest Rate Transactions. To preserve a return or spread on a particular investment or portion of its portfolio, or for other non-speculative purposes, the Fund may enter into interest rate swaps and the purchase or sale of interest rate caps and floors. The Fund does not intend to use these transactions for speculative purposes. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a contractually-based principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entities the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a contractually-based principal amount from the party selling such interest rate floor.

The Fund may enter into interest rate swaps, caps and floors on either an asset-based or liability-based basis, depending upon whether it is hedging its assets or its liabilities, and will usually enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims paying ability of the other party thereto is rated at least A by S&P or, if unrated, determined by the Managers to be of comparable quality. The Managers will monitor the creditworthiness of counterparties on an ongoing basis. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. The Managers have determined that, as a result, the swap market has become relatively liquid. Caps and floors are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps.

There is no limit on the amount of interest rate swap transactions that may be entered into by the Fund. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to an interest rate swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund contractually is entitled to receive. The aggregate purchase price of caps and floors held by the Fund may not exceed 5% of the Fund's total assets.

Forward Commitments. The Fund may make contracts to purchase securities for a fixed price at a future date beyond customary settlement time ("forward commitments") if it holds, and maintains until the settlement date in a segregated account, cash or high-grade debt obligations in an amount sufficient to meet the purchase price, or if it enters into offsetting contracts for the forward sale of other securities it owns. Forward commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in value of the Fund's other assets. Where such purchases are made through dealers, the Fund relies on the dealer to consummate the sale. The dealer's failure to do so may result in the loss to the Fund of an advantageous yield or price. Although the Fund will generally enter into forward commitments with the intention of acquiring fixed-income securities for its portfolio or for delivery pursuant to options contracts it has entered into, the Fund may dispose of a commitment prior to settlement if the Managers deem it appropriate to do so. The Fund may realize short-term capital gains or losses upon the sale of forward commitments.

Defensive Strategies

At times the Managers may judge that conditions in the markets for mortgage-related assets and other fixed-income securities make pursuing the Fund's basic investment strategy inconsistent with the best interests of its Shareholders. At such times the Managers may use alternative strategies, primarily designed to reduce fluctuations in the value of the Fund's assets. In implementing these "defensive" strategies, the Fund may invest substantially all of its assets in high-quality fixed-income obligations such as U.S. Treasury Securities; commercial paper; certificates of deposit and bankers' acceptances; repurchase agreements with respect to any of the foregoing investments; or any other fixed-income securities that the Managers consider consistent with such strategy including the use of interest rate derivative transactions. It is impossible to predict when, or for how long, the Fund will use these alternative strategies.

8.5. *Share Price Data*

Not Applicable.

8.6. *Business Development Companies*

Not Applicable.

Item 9. Management

9.1. *General*

(a) **Board of Directors**. The Directors set broad policies for the Fund and choose its officers. The Fund has four (4) Directors. Under the Bylaws, which the Directors may amend, and except for the initial Board of Directors, the Board of Directors shall consist of not fewer than three (3) nor more than nine (9) Directors, as specified by a resolution of a majority of the entire Board of Directors. No more than 60% of the Directors are "interested persons" of the Fund, as defined in the 1940 Act.

(b) **Investment Manager**. The Fund's investment managers are Dennis W. Lau and Ernest R. Johnson.   The Managers are also employees of Washington Mutual Bank, FA and Washington Mutual Bank, respectively. Mr. Lau is currently First Vice President of Washington Mutual Bank, FA. Mr. Lau has over 15 years of experience managing fixed-income securities. He holds a bachelor degree in Business Administration from the University of Washington and an MBS from California State University. Mr. Lau also is a Chartered Financial Analyst. Mr. Johnson is currently Senior Vice President and Chief Administrative Officer of Washington Mutual Bank and Washington Mutual Bank, FA. Mr. Johnson has over 20 years of experience managing fixed-income securities. He holds a bachelor degree in accounting from Washington State University and is licensed in Washington as a certified public accountant.

There is no management contract between the Fund and the Managers. Subject to such policies as the Directors may determine, the Managers, at their own expense, furnish continuously an investment program for the Fund and make investment decisions on behalf of the Fund. Subject to the control of the Directors, the Managers also manage, supervise, and conduct the other affairs and business of the Fund, furnish office space and equipment, provide bookkeeping and clerical services (including determination of the Fund's net asset value, but excluding transfer agency services), and place all orders for the purchase and sale of the Fund's portfolio securities.

The Fund will not pay the Managers any compensation for the services rendered and expenses borne by the Managers.

As an employee of the Fund, the Managers shall not be subject to any liability to the Fund or to any shareholder of the Fund for any act or omission in the course of or connected with rendering services to the Fund in the absence of the Managers' willful misfeasance, bad faith, gross negligence, or reckless disregard of its duties.

The Managers may be terminated without penalty by vote of the Directors or the Shareholders of the Fund. The continuance of the Managers will be considered at least annually by vote of either the Directors or the Shareholders, and, in either case, by a majority of the Directors who are not "interested persons" of Washington Mutual, Inc. or the Fund.

(c) **Portfolio Manager.** The Fund's portfolio managers will be Dennis W. Lau and Ernest R. Johnson. See Item 9.1 (b) above.

(d) **Administrator**. Not Applicable.

(e) **Custodian**. Washington Mutual Bank (the "Bank"), located at 1201 Third Avenue, WMT 1706, Seattle, Washington 98101, will serve as the Fund's custodian. Washington Mutual Bank, FA, located at 1201 Third Avenue, WMT 1706, Seattle, Washington 98101will serve as the Fund's fund accountant, transfer agent, and dividend disbursing agent.

(f) **Expenses**

The Fund's service providers bear all expenses in connection with the performance of their respective services, except that the Fund will bear the following expenses relating to its operations: taxes, interest, brokerage fees and commissions, if any, fees and travel expenses of Directors who are not partners, officers, directors, shareholders or employees of Washington Mutual, Inc. or any of its subsidiaries other than the Fund, Securities and Exchange Commission fees and state fees and expenses, certain insurance premiums, outside and, to the extent authorized by the Fund, inside auditing and legal fees and expenses, fees and reasonable out-of-pocket expenses of the custodian and transfer agent, expenses incurred for pricing securities owned by the Fund, costs of maintenance of corporate existence, costs and expenses of Shareholders' and Directors' reports and meetings and any extraordinary expenses.

(g) **Affiliated Brokerages**

None.

9.2. *Non-resident Managers*

Not Applicable.

9.3. *Control Persons*

As of November 13, 2000, Marion Holdings, Inc., an indirect wholly-owned subsidiary of Washington Mutual, Inc., owned 100% of the outstanding Shares of the Fund.

Item 10. Capital Stock, Long-Term Debt, and Other Securities

10.1. *Capital Stock*

The Fund is authorized to issue 200,000,000 shares of common stock, $0.001 par value ("Shares"). The Fund's Shares have no preemptive, conversion, exchange or redemption rights. Each Share has equal voting rights. Shareholders are entitled to one vote per Share. All voting rights for the election of Directors are non-cumulative, which means that the holders of more than 50% of the Shares can elect 100% of the Directors then nominated for election if they choose to do so and, in such event, the holders of the remaining Fund's Shares will not be able to elect any Directors. The Fund's Shares outstanding are and those offered hereby, when issued, will be fully paid and non-assessable. The rights of the Fund's shares with respect to dividends and distributions are described in this Item 10.1 under Dividends and Distributions. Each Share is entitled to participate equally in the net distributable assets of the Fund upon liquidation or termination.

This offering of the Shares has been approved by the Board of Directors of the Fund. The Fund may from time to time sell additional Shares. Any additional offering will be subject to the requirements of the 1940 Act that Shares may not be sold at a price below the then current net asset value, exclusive of sales loads and commissions, except in connection with an offering to existing shareholders or with consent of the holders of a majority of the Fund's outstanding voting securities.

Repurchase of Shares

Since the Fund is a closed-end investment company, Shareholders of the Fund do not, and will not, have the right to redeem their Shares. It is not expected that any trading market in Shares of the Fund will ever emerge.

Although the Fund has no present intention to do so, the Fund may, from time to time, consider repurchasing its Shares or to tender for its Shares at their net asset value. The Fund currently has no established tender offer or share repurchase program, and no established schedule for considering the adoption of such programs. No assurance can be given that the Fund will, in fact, decide to undertake any tender offers or share repurchases in the future.

Subject to the Fund's investment restrictions with respect to borrowings and subject to the Fund's compliance with the 1940 Act, the Fund may incur debt to finance repurchases and/or tenders. See Item 8.2 – Investment Objectives and Policies: Investment Restrictions. Interest on any such borrowings will reduce the Fund's net investment income.

Although share repurchases and tenders could have a favorable effect for the owners of the Fund's Shares, it should be recognized that the acquisition of Shares by the Fund will decrease the total assets of the Fund and, therefore, will have the effect of increasing the Fund's expense ratio.

Dividends and Distributions

The Fund intends to make annual distributions to Shareholders from net investment income. Net investment income of the Fund consists of all interest and other income (excluding capital gains and losses) accrued on portfolio assets less all expenses of the Fund allocable thereto. Expenses of the Fund are accrued each day. It is currently anticipated that amounts which economically represent net realized long-term capital gains, if any, will be distributed to Shareholders at least annually.

To permit the Fund to maintain a more stable annual distribution, the Fund may from time to time pay out less than the entire amount of available net investment income and net realized short-term capital gains to Shareholders earned in any particular period. Any such amount retained by the Fund would be available to stabilize future distributions. As a result, the distributions made by the Fund for any particular period may be more or less than the amount of net investment income and net realized short-term capital gains actually earned by the Fund during such period. For information concerning the tax treatment of such dividends and distributions to Shareholders, see Item 10.4 -Taxes. The Fund intends, however, to make such distributions as are necessary for it to qualify as a regulated investment company that is not subject to federal tax.

10.2.   *Long-Term Debt*

None.

10.3.   *General*

None.

10.4.   *Taxes*

The following discussion is based on the advice of KPMG LLP, and reflects provisions of the Code, existing Treasury regulations and IRS published rulings, as of the date of this Registration Statement.

The following is a general summary of certain of the United States federal income tax laws relating to the Fund. This discussion is based on the Code, regulations thereunder, published rulings, procedures and announcements and court decisions as of the date hereof. The tax law, as well as the implementation thereof, is subject to change, and any such change might interfere with the Fund's ability to qualify as a RIC or, if the Fund so qualifies, to maintain such qualification. This discussion does not purport to deal with all of the United States federal income tax consequences applicable to the Fund or to all categories of investors, some of whom may be subject to special rules. In addition, it does not address state, local, foreign or other taxes to which the Fund or its investors may be subject, or any proposed changes in applicable tax laws. Investors should consult their tax advisers with respect to an investment in Fund Shares, including in particular with respect to the new regulations concerning disclosure of arrangements a significant effect of which is to reduce corporate federal income tax liability.

Taxation of the Fund as an Ordinary Corporation.

It is anticipated that the Fund will seek to meet the requirements to qualify for the special pass-through status available to RICs under the Code, and thus to be relieved of federal income tax on that part of its net investment income and realized capital gains that it distributes to shareholders. If the Fund's status as a RIC is not respected, it should be taxed as an ordinary corporation on its taxable income for that year and assuming certain ownership requirements are met, should be included in the Federal consolidated return of its corporate shareholder. There is no assurance that the Fund will meet the requirements to qualify as a RIC, or that the shareholders will be entitled to the benefits of ownership of shares of a RIC.

Taxation of the Fund as a RIC

RIC Qualification Requirements. To qualify as a RIC, the Fund must be registered under the 1940 Act as an investment company (which in the opinion of Fund counsel, Ropes & Gray, the Fund became so registered upon the filing of its Form N-8A with the U.S. Securities and Exchange Commission on August 28, 2000). The Fund must also distribute to its shareholders for each taxable year at least 90% of its investment company taxable income (consisting generally of net investment income and net short-term capital gain) and must meet several additional requirements. It should be noted that a distribution of warrants or equity investments of the Fund will be treated as a sale by the Fund of such assets with the excess of the fair market value of those assets over their tax basis being the amount of the income or gain to the Fund. Among the requirements are the following: (a) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to loans of securities and gains from the sale or other disposition of securities or other income derived with respect to its business of investing in securities; (b) the Fund must diversify its assets so that, at the close of each quarter of the Fund's taxable year, (i) not more than 25% of the market value of its total assets is invested in the securities of a single issuer, or in the securities of two or more issuers that the Fund controls and that are engaged in the same or similar trades or businesses or related trades or businesses, and (ii) at least 50% of the market value of its total assets is represented by cash, cash items, government securities, securities of other RICs and other securities (with each investment in such other securities limited so that not more than 5% of the market value of the Fund's total assets is invested in the securities of a single issuer and the Fund does not own more than 10% of the outstanding voting securities of a single issuer); and (c) the Fund must file an election to be treated as a RIC. If, after initially qualifying as a RIC, the Fund fails to qualify for treatment as a RIC for a taxable year, it would be taxed as an ordinary corporation on its taxable income for that year and, assuming certain ownership requirements are met, it should be included in the Federal consolidated return of its corporate shareholder. In such a case, there could be substantial tax and other costs associated with requalifying as a RIC. However, under the final version of the applicable regulations expected to be adopted, the foregoing should not apply upon requalification so long as the Fund had qualified as a RIC for at least one taxable year period prior to such disqualification, and had remained disqualified for only one taxable year.

The Fund will be subject to a non-deductible 4% excise tax to the extent it fails to distribute by the end of any calendar year at least 98% of its ordinary income for such calendar year and 98% of its capital gain net income for the one-year period ending on October 31 of such calendar year, plus certain other amounts. For these purposes, any taxable income retained by the Fund, and on which it pays federal income tax, will be treated as having been distributed.

The Fund currently intends to distribute in each year for which it qualifies as a RIC substantially all of its net investment income and capital gain net income so as to not be subject to federal income or excise taxes.

Taxation of the Fund's Shareholders if the Fund Qualifies as a RIC

General. Dividends paid to shareholders that are attributable to the Fund's net investment income will be taxable to shareholders as ordinary income. Capital gain distributions are taxable as long-term capital gains regardless of how long the shareholder has held the shares. It is not anticipated that any portion of the Fund's dividends will qualify for the dividends-received deduction for shareholders in respect of their Fund dividends.

Distributions are generally taxable to shareholders at the time the distribution is received. Any distribution, however, declared by the Fund in October, November or December, made payable to shareholders of record in such a month and paid the following January, is deemed paid by the Fund and received by shareholders on December 31 of the year declared. This will prevent the application of the excise tax, discussed above, to the Fund as a result of the delay in the payment of the dividends.

If, for any calendar year, the Fund's total distributions exceed its net investment income and net capital gains, the excess will generally be considered a tax-free return of capital to a shareholder to the extent of the shareholder's adjusted tax basis in its shares and then as capital gain. The amount treated as tax-free return of capital will reduce the adjusted tax basis of a shareholder's shares, thereby increasing the potential gain or reducing the potential loss on the sale of the shares.

In general, upon the sale or other disposition of shares of the Fund by a shareholder, the shareholder will recognize a gain or loss equal to the difference between the amount realized on the sale and the seller's adjusted tax basis in the shares. Any loss realized will be disallowed to the extent the seller has acquired (or entered into a contract to acquire) substantially identical shares within a period beginning 30 days before the disposition of shares and ending 30 days after the disposition. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Gain or loss realized upon sale of shares or interest generally will be treated as a capital gain or loss. The gain or loss will be a long-term capital gain or loss if the shares were held for more than one year. In addition, if the shares sold by a shareholder were not held for more than six months, any loss on the sale will be treated as long-term capital loss to the extent of any capital gain dividend received by the shareholder with respect to such shares.

The Fund is required to withhold 31% of reportable payments (which may include dividends and capital gain distributions) to individuals and certain other noncorporate shareholders who do not provide the Fund with a correct taxpayer identification number or who otherwise are subject to backup withholding. The certification of a shareholder's taxpayer identification number will be provided to the Fund.

Federal withholding taxes at a rate of 30% (or a lesser treaty rate) may apply to distributions to shareholders of the Fund who are nonresident aliens or foreign limited liability companies, trust or corporations. The rules governing United Sates federal income taxation of foreign shareholders and members of a partnership are complex, and prospective non-U.S. owners should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

Individuals and certain other persons who are shareholders will be required to include in their gross income an amount of certain Fund expenses relating to the production of gross income that are allocable to the Fund. These shareholders, therefore, will be deemed to receive gross income from the Fund in excess of the distributions they actually receive. Such allocated expenses may be deductible by an individual shareholder as a miscellaneous itemized deduction, subject to the limitation on miscellaneous itemized deductions not exceeding 2% of adjusted gross income.

The Fund will notify its shareholders following the end of each calendar year of the amounts of dividends and capital gain distributions paid or deemed paid during the year.

In certain circumstances the IRS may disallow the federal income tax benefits provided by a particular arrangement when the arrangement significantly reduces or postpones corporate tax liability, or when tax avoidance is a significant purpose of the arrangement. Shareholders should consult their tax advisers about the availability of the benefits anticipated through investment in the Fund, and possible disclosure obligations relating to that investment.

10.5. *Outstanding Securities*

Amount	Amount Held by Registrant or for its	Amount Outstanding Exclusive of Amount Shown Under

Title of Class	Authorized	Account	Previous Column
Common Stock	130,000,000	None	118,899,760

10.6.   *Securities Ratings*

None.

Item 11. Defaults and Arrears on Senior Securities

11.1.   None.

11.2.   None.

Item 12. Legal Proceedings.

None.

PART B

Item 16. General Information and History

Not Applicable.

Item 17. Investment Objective and Policies

See Item 8.2 *Investment Objective and Policies.*

Item 18. Management

18.1 through 18.3. *Management Information*

DIRECTORS AND OFFICERS

The Directors of the Fund are responsible for the general oversight of the Fund's business. The Directors and executive officers of the Fund and their principal occupations during the last five years are set forth below. The mailing address of each of the officers and Directors is 1201 Third Avenue, WMT 1706, Seattle, Washington 98101, unless otherwise indicated.

Name	Position with Fund	Present principal occupation and principal occupation during the past five years
*Fay L. Chapman Age: 53	Director	From June 1999 to present, Senior Executive Vice President and General Counsel, Washington Mutual, Inc.; from August 1997 to May 1999, Executive Vice President and General Counsel, Washington Mutual, Inc.; from 1979 to July 1997, Partner, Foster Pepper & Shefelman PLLC.
*William A. Longbrake Age: 57	Director	From June 1999 to present, Vice Chairman and Chief Financial Officer, Washington Mutual, Inc.; from October 1996 to May 1999, Executive Vice President and Chief Financial Officer, Washington Mutual, Inc.; from March 1995 to September 1996, Chief Financial Officer and Deputy to the Chairman for Finance, Federal Deposit Insurance Corporation.
James S. Kavanah 42 Post Drive	Director	From August 2000 to present, Tax Director, K Consulting, Inc.; from 1996 to

Hanover, MA 02339 Age: 52		2000, Director, Taxes, BankBoston Corporation; from 1990 to 1996, Director, Strategic Tax Planning, BankBoston Corporation.
Craig A. Benvie 38 Cedar Street Wenham, MA 01984 Age: 35	Director	From 1997 to present, Manager – Tax Accounting, FleetBoston Financial; from May 1992 to 1996, Director – Internal Audit, The Boston Bancorp.
Richard D. Lodge Age: 53	President	From January 2000 to present, Senior Vice President and Treasurer, Washington Mutual, Inc.; from 1995 to 1999, President of Bank One Fund Management Company.
Richard M. Levy Age: 42	Chief Financial Officer	From 1998 to present, Senior Vice President and Controller, Washington Mutual, Inc.; from 1996 to 1998, Executive Vice President, Chief Financial Officer and Treasurer, Community Trust Bancorp; from 1988 to 1995, Chief Financial Officer, Bank of America, Texas.
Marc K. Malone Age: 32	Treasurer	From March 1999 to present, First Vice President, Washington Mutual Bank; from February 1998 to February 1999, Vice President and Manager, Washington Mutual Bank – Corporate Accounting Department; from 1995 to 1998, Audit Manager, Deloitte & Touche LLP; from 1993 to 1995, Senior Accountant, Deloitte & Touche LLP; from 1990 to 1993, Staff Accountant, Deloitte & Touche.
Sophie Hager Hume Age: 40	Secretary	From January 1999 to present, Assistant Secretary, Vice President and Counsel, Washington Mutual, Inc.; from 1996 to 1999, Attorney, Preston Gates & Ellis LLP, Seattle; from 1992-1996, Attorney, Winthrop Stimson Putnam & Roberts, New York.

Linda O'Brien Age: 52	Assistant Secretary	From October 1998 to present, Assistant Secretary and Corporate Paralegal, Washington Mutual Bank, FA; from January 1998 to October 1998, Corporate Paralegal, Washington Mutual Bank; from June 1996 to January 1998, Corporate and Securities Paralegal, Lane Powell Spears Lubersky LLP; from October 1986 to June 1996, Media Specialist, Shoreline School District.
Robert H. Miles Age: 44	Vice President	From 1999 to present, Senior Vice President – Corporate Tax, Washington Mutual, Inc.; from 1996 to 1999, Director – Domestic Taxes, BankBoston Corporation; from 1993 to 1996, Controller & Director – Corporate Taxes, The Boston Bancorp/South Boston Savings Bank.

_____

* Directors who are "interested persons" (as defined in the 1940 Act) of the Fund or Washington Mutual, Inc.

Except as stated below, the principal occupations of the officers and Directors for the last five years have been with the employers as shown above, although in some cases they have held different positions with such employers.

None of the Directors are directors of any other funds associated with Washington Mutual, Inc. Each Director of the Fund that is not an interested person will receive an annual fee of $5,000. It is anticipated that there will be at least four meetings each year.

The Articles of Incorporation of the Fund provides that the Fund will indemnify its Directors and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the Fund, unless it is determined in the manner specified in the Articles of Incorporation that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the Fund or that such indemnification would relieve any officer or Director of any liability to the Fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of her duties. The Fund, at its expense, provides liability insurance for the benefit of its Directors and officers.

18.4 *Compensation Information*

COMPENSATION TABLE[1]

Name, Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From the Fund Paid to Directors
Fay L. Chapman Director	None	None	None	None
William A. Longbrake Director	None	None	None	None
James S. Kavanah Director	$5,000	None	None	$5,000
Craig A. Benvie Director	$5,000	None	None	$5,000

[1] Figures are estimated amounts for the Fund's fiscal year ending December, 31, 2000.

18.5 *Code of Ethics*

The Fund has adopted a Code of Ethics ("COE") under Rule 17j-1 of the Investment Company Act, and this COE permits personnel subject to the COE to invest in securities, including securities that may be purchased or held by the Fund.

This COE can be reviewed and copied at the Commission's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at (202) 942-8090. This COE is available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this COE may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, D.C. 20549-0102.

Item 19. Control Persons and Principal Holders of Securities

19.1. As of November 13, 2000, Marion Holdings, Inc., a California corporation, whose principal office is located at 9200 Oakdale Avenue, MS N110701, Chatsworth, California 91311, owns 100% of the voting shares of the Registrant. Marion Holdings, Inc. is an indirect wholly-owned subsidiary of Washington Mutual, Inc, a financial holding company that is a Washington corporation whose principal office is located at 1201 Third Avenue, WMT 1706, Seattle, Washington 98101. As of September 30, 2000, Washington Mutual, Inc. had assets of approximately $190.8 billion.

19.2. See 19.1 above.

19.3. None.

Item 20. Investment Advisory and Other Services

1-6. See Item 9 – *Management*.

7. The Fund will provide audited annual financial statements to its Shareholders. For the Fund's first fiscal year, the independent auditors engaged to audit the Fund's financial statements are Deloitte & Touche, LLP, 700 Fifth Avenue, Suite 4500, Seattle, Washington 98104; thereafter the selection of independent auditors by the Fund's directors will be ratified annually by Shareholders at the Fund's annual meeting.

8. See Item 9 – *Management*.

Item 21. Brokerage Allocation And Other Practices

Investment Decisions

Investment decisions for the Fund are made with a view to achieving its investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, a particular security may be bought or sold by the Managers even though it could have been bought or sold for Washington Mutual Bank, FA at the same time. Likewise, a particular security may be bought by the Managers when Washington Mutual Bank, FA is selling the security. There may be circumstances when purchases or sales of portfolio securities by the Managers for Washington Mutual Bank, FA will have an adverse effect on the Fund.

Brokerage and Research Services

Whole Loans, mortgage-related assets and other fixed-income securities will generally be acquired by the Fund from the issuer thereof in privately-negotiated transactions not involving payment of brokerage commissions. The Fund may occasionally pay a commission or other fee to an unaffiliated third party for brokerage or referral services. Some fixed-income securities may be purchased through dealers on a "net" basis without a stated commission.

Item 22. Tax Status

See Item 10.4 - *Taxes*.

Item 23. Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Snoqualmie Asset Fund, Inc.

We have audited the accompanying statement of assets and liabilities of the Snoqualmie Asset Fund, Inc. (the "Fund") as of August 30, 2000. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets and liabilities is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of assets and liabilities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of assets and liabilities presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of assets and liabilities presents fairly, in all material respects, the financial position of the Fund as of August 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

November 17, 2000
Seattle, Washington

SNOQUALMIE ASSET FUND, INC.
Statement of Assets and Liabilities

August 30, 2000

Assets:	
Cash	$1,000
Stockholder's Equity:	
Common stock (par value of $0.001)	
Authorized – 130,000,000 shares	
Issued and outstanding – 10 shares	$ -
Additional paid in capital	1,000
Total stockholder's equity	$1,000

See notes to statement of assets and liabilities.

NOTES TO THE STATEMENT OF ASSETS AND LIABILITIES

Note 1 – Organization

Snoqualmie Asset Fund, Inc. (the Fund), a Maryland corporation, is registered under the Investment Company Act of 1940 as a non-diversified closed-end management investment company. The Fund, which was incorporated on July 25, 2000, is an indirect wholly-owned subsidiary of Washington Mutual, Inc. As of the date of this financial statement, operations of the Fund have been limited to organizational matters and the issuance of initial shares.

Note 2 – Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles will require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in WM Specialty Mortgage LLC (the LLC) and Marion Street, Inc. (the REIT) (see Note 5), which have no quoted market price, will be stated at fair value, as determined in good faith and pursuant to procedures established by the Directors of the Fund (the Directors). Fair value of the LLC and the REIT will be determined by valuing the underlying assets, primarily loans, on the basis of their future principal and interest payments discounted at prevailing interest rates for similar investments.

Note 3 – Administrative Fees and Services

Washington Mutual Bank (the Bank) will serve as custodian for the Fund's portfolio of investments. The Bank will also serve as transfer agent and dividend disbursing agent for the Fund. Services to be provided include, but are not limited to, periodically monitoring the number of shares issued and outstanding and effecting payments of dividends or distributions declared by the Directors. For these services, the Fund will pay the Bank an annual fee of .02% of the Fund's average daily net assets excluding the LLC and the REIT. All fees will be accrued daily and paid monthly.

Washington Mutual Bank, FA (the FA) will serve as fund accountant for the Fund pursuant to a Fund Accounting Agreement. Services to be provided by the FA in this capacity include, but are not limited to: maintenance of books and records required to be maintained by the Fund; performance of certain accounting services, including a monthly download of various financial statements; and preparation of special reports and performance of special services that may be requested by the Fund. For these services, the FA will be entitled to receive a fee from the Fund in the amount of $20,000 per month plus reasonable out-of-pocket expenses.

The Fund's investment and portfolio managers (Managers) are employees of the FA and the Bank. There is no management contract between the Fund and the Managers. In this capacity, subject to policies determined by the Directors, the Managers may furnish continuously an investment program for the Fund and make investment decisions on behalf of the Fund. Additionally, subject to the control of the Directors, the Managers also manage, supervise and conduct the other affairs and business of the Fund and place all orders for the purchase and sale of the Fund's portfolio investments. The Fund does not pay the Managers any compensation for the services rendered and expenses borne by the Managers.

Note 4 – Federal Taxes

The Fund will elect and intends to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code. The Fund will not be subject to federal income tax to the extent it distributes its net income to shareholders.

Note 5 – Subsequent Event

On September 1, 2000, Marion Holdings, Inc., an indirect wholly-owned subsidiary of Washington Mutual, Inc., contributed its 99.9% ownership of the LLC and its 100% ownership of the REIT to the Fund in exchange for shares of common stock of the Fund. This resulted in a transfer of assets with a book value of approximately $12.0 billion to the Fund.

PART C

Item 24. Financial Statements and Exhibits

(1) Financial Statements

(a) Included in Part A
None.

(b) Included in Part B
Statement of Assets and Liabilities as of August 30, 2000

(2) (a) Articles of Incorporation of Snoqualmie Asset Fund, Inc. dated July 25, 2000 are filed herewith.

(b) Bylaws of Snoqualmie Asset Fund, Inc. dated as of August 25, 2000 are filed herewith.

(c) None.

(d) The following portions of the Fund's Articles and Bylaws filed as exhibits 2(a) and 2(b) hereto, define the rights of shareholders:

SIXTH: Shares of Stock:

B.   Stockholders shall not have preemptive or preferential rights to acquire any shares of the capital stock of the Corporation, and any or all of such shares, whenever authorized, may be issued, or may be reissued and transferred if such shares have been reacquired and have treasury status, to any person, firm, corporation, trust, partnership, association or other entity for such lawful consideration and on such terms as the Board of Directors determines in its discretion without first offering the shares to any such holder.

D.   The Board of Directors of the Corporation may, by adoption of a resolution or Bylaw, impose restrictions upon the transferability by shareholders of shares of the Corporation's capital stock.

E.   No shares of the Corporation's capital stock shall have any conversion or exchange rights or privileges or have cumulative voting rights.

F.   Except as otherwise required under the 1940 Act, voting power for the election of directors and for all other purposes shall be vested exclusively in the holders of the Common Stock. Each holder of a full or fractional share of Common Stock shall be entitled, in the case of full shares, to one vote for each such share and, in the case of fractional shares, to a fraction of one vote corresponding to the fractional amount of each such fractional share, in each case based upon the number of shares registered in such holder's name on the books of the Corporation.

G.   In the event of the liquidation or dissolution of the Corporation, the holders of the Common Stock shall be entitled to receive all the net assets of the Corporation. The assets so distributed to the stockholders shall be distributed among such stockholders, in cash or in kind at the option of the directors, in proportion to the number of full and fractional shares of Common Stock held by them and recorded on the books of the Corporation.

H.   Each holder of shares of capital stock shall, upon demand, disclose to the Corporation such information with respect to direct or indirect holdings of such shares as the directors or any officer or agent of the Corporation designated by the directors deem necessary to comply with provisions of the Internal Revenue Code of 1986 applicable to the Corporation, to comply with requirements of any other appropriate taxing authority, or to comply with the provisions of the 1940 Act or of the Employee Retirement Income Security Act of 1974, as any of said laws may be amended from time to time.

EIGHTH: Management of the Affairs of the Corporation.

C.   The Board of Directors shall have the power to determine whether, and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation (other than the stock ledger) shall be open to inspection by stockholders. No stockholder shall have any right to inspect any account, book, or document of the Corporation except to the extent permitted by statute or the Bylaws.

NINTH: Stockholder Liability. The stockholders shall not be liable to any extent for the payment of any debt of the Corporation.

TENTH: Majority of Votes. Except as otherwise provided in these Articles, under the 1940 Act, or under any provision of Maryland law requiring approval by a greater proportion than a majority of the votes entitled to be cast in order to take or authorize any action, any action may be taken or authorized by the Corporation upon the affirmative vote of a majority of the votes entitled to be cast thereon.

THIRTEENTH: Right of Amendment. Any provision of these Articles may be amended, altered, or repealed upon the affirmative vote of a two-thirds of all the votes entitled to be cast on the matter.

BYLAWS

ARTICLE II

SHAREHOLDERS

Section 1. Annual Meetings.   It will not be the policy of the corporation to have an annual meeting unless required by the holders of 10% of outstanding voting securities or scheduled by the Board of Directors. If required, the annual meeting of shareholders shall be held during the month of March, at which they shall elect a Board of Directors and transact such other business as may be required by law or these bylaws or as may properly come before the meeting.

Section 2. <u>Special Meetings</u>.   Special meetings of shareholders may be called at any time by the Chairman of the Board, or President, or by a majority of the Board of Directors, and shall be held at such time and place as may be stated in the notice of the meeting.

Special meetings of the shareholders may be called by the Secretary upon the written request of the holders of shares entitled to vote not less than twenty-five percent of all the votes entitled to be cast at such meeting, provided that (1) such request shall state the purposes of such meeting and the matters proposed to be acted on, and (2) the shareholders requesting such meeting shall have paid to the Corporation the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such shareholders. No special meeting shall be called upon the request of shareholders to consider any matter which is substantially the same as a matter voted upon at any special meeting of the shareholders held during the preceding twelve months, unless requested by the holders of a majority of all shares entitled to be voted at such meeting.

Section 3. <u>Notice of Meetings</u>.   The Secretary shall cause notice of the place, date, and hour, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, to be mailed, postage prepaid, not less than ten nor more than ninety days before the date of the meeting, to each shareholder entitled to vote at such meeting at his or her address as it appears on the records of the Corporation at the time of such mailing. Notice shall be deemed to be given when deposited in the United States mail addressed to the shareholders as aforesaid. Notice of any shareholders' meeting need not be given to any shareholder who shall sign a written waiver of such notice whether before or after the time of such meeting, or to any shareholder who is present at such meeting in person or by proxy. Notice of adjournment of a shareholders' meeting to another time or place need not be given if such time and place are announced at the meeting. Irregularities in the notice of any meeting to, or the nonreceipt of any such notice by, any of the shareholders shall not invalidate any action otherwise properly taken by or at any such meeting.

Section 4. <u>Quorum and Adjournment of Meetings</u>.   The presence at any shareholders' meeting, in person, by telephone conference, or by proxy, of shareholders entitled to cast a majority of the votes shall be necessary and sufficient to constitute a quorum for the transaction of business. In the absence of a quorum, the holders of a majority of shares entitled to vote at the meeting and present in person or by proxy, or, if no shareholder entitled to vote is present in person or by proxy, any officer present entitled to preside or act as secretary of such meeting may adjourn the meeting without determining the date of the new meeting or from time to time without further notice to a date not more than 120 days after the original record date. Any business that might have been transacted at the meeting originally called may be transacted at any such adjourned meeting at which a quorum is present.

Section 5. <u>Voting</u>.   Except as otherwise provided in the Articles of Incorporation or by applicable law, at each shareholders' meeting each shareholder shall be entitled to one vote for each share of stock of the Corporation validly issued and outstanding and registered in his or her name on the books of the Corporation on the record date fixed in accordance with Section 5 of Article VI hereof, either in person or by proxy appointed by instrument in writing subscribed by such shareholder or his or her duly authorized attorney, except that no shares held by the Corporation shall be entitled to a vote.

Except as otherwise provided in the Articles of Incorporation, these Bylaws, as required by provisions of the Investment Company Act of 1940, as amended ("1940 Act") or as required under Maryland law, all matters shall be decided by a vote of the majority of the votes validly cast. The vote upon any question shall be by ballot whenever requested by any person entitled to vote, but, unless such a request is made, voting may be conducted in any way approved at the meeting.

At any meeting at which there is an election of Directors, the Chairman of the meeting may, and upon the request of the holders of ten percent of the stock entitled to vote at such election shall, appoint two inspectors of election who shall first subscribe an oath or affirmation to execute faithfully the duties of inspectors at such election with strict impartiality and according to the best of their ability, and shall, after the election, make a certificate of the result of the vote taken. No candidate for the office of Director shall be appointed as an inspector.

Section 6. Validity of Proxies. The right to vote by proxy shall exist only if the instrument authorizing such proxy to act shall have been signed by the shareholder or by his or her duly authorized attorney. Unless a proxy provides otherwise, it shall not be valid more than eleven months after its date. All proxies shall be delivered to the Secretary of the Corporation or to the person acting as Secretary of the meeting before being voted, who shall decide all questions concerning qualification of voters, the validity of proxies, and the acceptance or rejection of votes. If inspectors of election have been appointed by the Chairman of the meeting, such inspectors shall decide all such questions. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by one of them unless at or prior to exercise of such proxy the Corporation receives a specific written notice to the contrary from any one of them. A proxy purporting to be executed by or on behalf of a shareholder shall be deemed valid unless challenged at or prior to its exercise.

Section 7. Stock Ledger and List of Shareholders. It shall be the duty of the Secretary or Assistant Secretary of the Corporation to cause an original or duplicate stock ledger to be maintained at the office of the Corporation's transfer agent. Such stock ledger may be in written form or any other form capable of being converted into written form within a reasonable time for visual inspection.

Any one or more persons, each of whom has been a shareholder of record of the Corporation for more than six months next preceding such request, who owns in the aggregate five percent or more of the outstanding capital stock of the Corporation, may submit (unless the Corporation at the time of the request maintains a duplicate stock ledger at its principal office in Maryland) a written request to any officer of the Corporation or its resident agent in Maryland for a list of the shareholders of the Corporation. Within twenty days after such a request, there shall be prepared and filed at the Corporation's principal office in Maryland a list containing the names and addresses of all shareholders of the Corporation and the number of shares of each class held by each shareholder, certified as correct by an officer of the Corporation, by its stock transfer agent, or by its registrar.

Section 8. Action Without Meeting. Any action required or permitted to be taken by shareholders at a meeting of shareholders may be taken without a meeting if (1) all shareholders entitled to vote on the matter sign a written consent to the action, (2) all shareholders entitled to notice of the meeting but not entitled to vote at it sign a written waiver of any right to dissent, and (3) the consents and waivers are filed with the records of the meetings of shareholders. Such consent shall be treated for all purposes as a vote at the meeting.

ARTICLE III

BOARD OF DIRECTORS

Section 3. Election. Unless otherwise required by the 1940 Act, at each annual meeting of shareholders, Directors shall be elected by vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon. A plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a Director.

Section 4. Vacancies and Newly Created Directorships. If any vacancies shall occur in the Board of Directors by reason of death, resignation, removal, or otherwise, or if the authorized number of Directors shall be increased, the Directors then in office shall continue to act, and such vacancies (if not previously filled by the shareholders) may be filled by a majority of the Directors then in office, although less than a quorum, except that a newly created Directorship may be filled only by a majority vote of the entire Board of Directors; provided, however, that if, at any time that there are shareholders of the Corporation, immediately after filling such vacancy at least two-thirds (2/3) of the Directors then holding office shall have been elected to such office by the shareholders of the Corporation. In the event that at any time, other than the time preceding the first annual shareholders' meeting, less than a majority of the Directors of the Corporation holding office at that time were elected by the shareholders, a meeting of the shareholders shall be held promptly, and in any event within sixty days, for the purpose of electing Directors to fill any existing vacancies in the Board of Directors, unless the Securities and Exchange Commission shall by order extend such period.

Section 5. Removal. At any shareholders' meeting duly called, provided a quorum is present, the shareholders may remove any director from office (either with or without cause) and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of the removed director or Directors. A majority of all the votes entitled to be cast for the election of Directors is sufficient to remove a Director.

ARTICLE VI

CAPITAL STOCK

Section 1. Certificates of Stock. The interest of each shareholder of the Corporation may be evidenced by certificates for shares of stock in such form as the Board of Directors may from time to time authorize; provided, however, the Board of Directors may, in its discretion, authorize the issuance of non-certificated shares. No certificate shall be valid unless it is signed by the Chairman, Vice Chairman, President, or a Vice President and countersigned by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer of the Corporation and sealed with the seal of the Corporation, or bears the facsimile signatures of such officers and a facsimile of such seal. In case any officer who shall have signed any such certificate, or whose facsimile signature has been placed thereon, shall cease to be such an officer (because of death, resignation, or otherwise) before such certificate is issued, such certificate may be issued and delivered by the Corporation with the same effect as if he or she were such officer at the date of issue.

In the event that the Board of Directors authorizes the issuance of non-certificated shares of stock, the Board of Directors may, in its discretion and at any time, discontinue the issuance of share certificates and may, by written notice to the registered owners of each certificated share, require the surrender of share certificates to the Corporation for cancellation. Such surrender and cancellation shall not affect the ownership of shares of the Corporation.

Section 2. Transfer of Shares.   Subject to the provisions of the next sentence of this Section 2 of Article VI, Shares of the Corporation shall be transferable on the books of the Corporation by the holder of record thereof in person or by his or her duly authorized attorney or legal representative (i) upon surrender and cancellation of any certificate or certificates for the same number of shares of the same class, duly endorsed or accompanied by proper instruments of assignment and transfer, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require, or (ii) as otherwise prescribed by the Board of Directors. The Board of Directors may, from time to time, adopt limitations and rules and regulations with reference to the transfer of the shares of stock of the Corporation to comply with the requirements of the Securities Act of 1933, as amended, or other applicable laws. The Corporation shall be entitled to treat the holder of record of any share of stock as the absolute owner thereof for all purposes, and accordingly shall not be bound to recognize any legal, equitable, or other claim or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law or the statutes of the State of Maryland.

Section 3. Stock Ledgers.   The stock ledgers of the Corporation, containing the names and addresses of the shareholders and the number of shares held by them respectively, shall be kept at the principal offices of the Corporation or, if the Corporation employs a transfer agent, at the offices of the transfer agent of the Corporation.

Section 4. Transfer Agents and Registrars.   The Board of Directors may from time to time appoint or remove transfer agents and registrars of transfers for shares of stock of the Corporation, and it may appoint the same person as both transfer agent and registrar. Upon any such appointment being made, all certificates representing shares of capital stock thereafter issued shall be countersigned by one of such transfer agents or by one of such registrars or by both and shall not be valid unless so countersigned. If the same person shall be both transfer agent and registrar, only one countersignature by such person shall be required.

Section 5. Fixing of Record Date.   The Board of Directors may fix in advance a date as a record date for the determination of the shareholders entitled to notice of or to vote at any shareholders' meeting or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, provided that (1) such record date shall be within ninety days prior to the date on which the particular action requiring such determination will be taken, (2) the transfer books shall not be closed for a period longer than twenty days, and (3) in the case of a meeting of shareholders, the record date shall be at least ten days before the date of the meeting.

Section 6. Lost, Stolen or Destroyed Certificates.   Before issuing a new certificate for stock of the Corporation alleged to have been lost, stolen, or destroyed, the Board of Directors or any officer authorized by the Board may, in their discretion, require the owner of the lost, stolen, or destroyed certificate (or his or her legal representative) to give the Corporation a bond or other indemnity, in such form and in such amount as the Board or any such officer may direct and with such surety or sureties as may be satisfactory to the Board or any such officer, sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VII

FISCAL YEAR AND ACCOUNTANT

Section 2. Accountant.

A.   The Corporation shall employ an independent public accountant or a firm of independent public accountants as its Accountant to examine the accounts of the Corporation and to sign and certify financial statements filed by the Corporation. The Accountant's certificates and reports shall be addressed both to the Board of Directors and to the shareholders. The employment of the Accountant shall be conditioned upon the right of the Corporation to terminate the employment forthwith without any penalty by vote of a majority of the outstanding voting securities at any shareholders' meeting called for that purpose.

B.   A majority of the members of the Board of Directors who are not "interested persons" (as defined in the 1940 Act) of the Corporation shall select the Accountant at any meeting held within thirty days before or after the beginning of the fiscal year of the Corporation or before the annual shareholders' meeting in that year. The selection shall be submitted for ratification or rejection at the next succeeding annual shareholders' meeting. If the selection is rejected at that meeting, the Accountant shall be selected by majority vote of the Corporation's outstanding voting securities, either at the meeting at which the rejection occurred, or at a subsequent meeting of shareholders called for the purpose of selecting an Accountant.

ARTICLE VIII

CUSTODY OF SECURITIES

Section 2. Termination of Custodian Agreement.   Upon termination of the agreement for services with the Custodian or inability of the Custodian to continue to serve, the Board of Directors shall promptly appoint a successor Custodian, but in the event that no successor Custodian can be found who has the required qualifications and is willing to serve, the Board of

Directors shall call as promptly as possible a special meeting of the shareholders to determine whether the Corporation shall function without a Custodian or shall be liquidated. If so directed by resolution of the Board of Directors, or by vote of the holders of a majority of the outstanding shares of stock of the Corporation, the Custodian shall deliver and pay over all property of the Corporation held by it as specified in such vote.

ARTICLE IX

INDEMNIFICATION AND INSURANCE

Section 1. Indemnification of Officers, Directors, Employees and Agents.   The Corporation shall indemnify its present and past Directors, officers, employees, and agents (including any "investment adviser" or "principal underwriter," as those terms are defined in the 1940 Act), and any persons who are serving or have served at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or enterprise, to the full extent provided and allowed by Section 2-418 of the Code concerning corporations, as amended from time to time or any other applicable provisions of law. Notwithstanding anything herein to the contrary, no director, officer, investment adviser, or principal underwriter of the Corporation shall be indemnified in violation of Sections 17(h) and (i) of the 1940 Act. Expenses incurred by any such person in defending any proceeding to which he or she is a party by reason of service in the above-referenced capacities shall be paid in advance or reimbursed by the Corporation to the full extent permitted by law, including Sections 17(h) and (i) of the 1940 Act.

Section 2. Insurance of Officers, Directors, Employees and Agents.   The Corporation may purchase and maintain insurance on behalf of any person who is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in or arising out of his or her position, whether or not the Corporation would have the power to indemnify him or her against such liability. Notwithstanding the foregoing, any insurance so purchased will not protect or purport to protect any officer or director against liabilities for willful misfeasance, bad faith, gross negligence, or reckless disregard of duty.

Section 3. Amendment.   No amendment, alteration, or repeal of this Article or the adoption, alteration, or amendment of any other provision of the Articles of Incorporation or Bylaws inconsistent with this Article shall adversely affect any right or protection of any person under this Article with respect to any act or failure to act which occurred prior to such amendment, alteration, repeal, or adoption.

ARTICLE X

AMENDMENTS

Section 1. General.   Except as provided in Section 2 of this Article X, all Bylaws of the Corporation, whether adopted by the Board of Directors or the shareholders, shall be subject to amendment, alteration, or repeal, and new Bylaws may be made by the affirmative vote of a majority of either: (1) the holders of record of the outstanding shares of stock of the Corporation entitled to vote, at any annual or special meeting, the notice or waiver of notice of which shall have specified or summarized the proposed amendment, alteration, repeal, or new Bylaw; or (2) the Directors, at any regular or special meeting the notice or waiver of notice of which shall have specified or summarized the proposed amendment, alteration, repeal, or new Bylaw.

Section 2. <u>By Shareholders Only</u>. No amendment of any section of these Bylaws shall be made except by the shareholders of the Corporation if the Bylaws provide that such section may not be amended, altered, or repealed except by the shareholders. From and after the issue of any shares of the capital stock of the Corporation, no amendment, alteration, or repeal of this Article X shall be made except by the affirmative vote of the holders of either: (a) more than two-thirds of the Corporation's outstanding shares present at a meeting at which the holders of more than fifty percent of the outstanding shares are present in person or by proxy, or (b) more than fifty percent of the Corporation's outstanding shares.

      (e) None.

      (f)   None.

      (g) None.

      (h) Not Applicable.

      (i) None.

      (j) Custodian Agreement between Snoqualmie Asset Fund, Inc. and Washington Mutual Bank dated as of August 25, 2000 is filed herewith.

      (k) Fund Accounting Agreement between Snoqualmie Asset Fund, Inc. and Washington Mutual Bank, FA dated as of August 25, 2000 is filed herewith.

      (l) Not Applicable.

      (m) Not Applicable.

      (n) Not Applicable.

      (o) Not Applicable.

      (p) Purchase Agreement between Snoqualmie Asset Fund, Inc. and Fay L. Chapman dated as of August 25, 2000 is filed herewith.

      (q) None.

      (r) Code of Ethics of Snoqualmie Asset Fund, Inc. is filed herewith.

Item 25. Marketing Arrangements

None.

Item 26. Other Expenses of Issuance and Distribution

None.

Item 27. Persons Controlled by or Under Common Control with Registrant

See chart below.





Washington Mutual Organizational Chart as of 10/1/2000

Washington Mutual, Inc. WA 070
Washington Mutual Bank fsb OTS 040
Washington Mutual Bank (dba - Western Bank) (dba-WM Business Bank) WA 001
New American Capital, Inc. DE 052
Ahmanson Residential Development CA 247
ACD 2 CA 248
Ahmanson Developments, Inc. CA 231
Ahmanson Insurance, Inc. CA 228
Ahmanson Obligation Company * CA 275
H. F. Ahmanson & Company NV 226
Long Beach Mortgage Company DE 130
WMF Utah Holdings Corp. UT 066
Washington Mutual Insurance Services of Idaho, Inc. ID 014
Washington Mutual Insurance Brokerage Services, Inc. MT 065
Olympus Development Company UT 067
WM Interactive, Inc. WA 042
WM Enterprises & Holdings, Inc. WA 012
Preston Ridge Financial Services Corporation WA 004
Preston Properties California, Inc. WA 045
WM Financial, Inc. WA 006
Benefit Service Corporation WA 007
WM Insurance Agency Inc. WA 027
Murphey Favre Properties, Inc. WA 008
Murphey Favre Housing Managers, Inc. WA 521
SS Service Corporation WA 046
SeaCoast Management, Inc. WA 520
Mill Maple Properties, Inc. OR 519
Western Service Co. OR 518
Western Mortgage Loan Corporation UT 516
Western Equity Corporation CO 517
Uniwest Service Corporation UT 054
Morecula Development, Inc. CA 055
Seneca Holdings, Inc. CA 300
Seneca Street, Inc. WA 121
WM Mortgage Reinsurance Company, Inc. HI 136
Marion Insurance Company, Inc. VT N/A
Washington Mutual Insurance Services Managing General Agency, Inc. TX 262
Washington Mutual Bank, FA OTS 002
Commerce Service Corporation CA 227
Griffin Financial Services, Inc. PA 238
WM Advisors, Inc. WA 015
WM Funds Distributor, Inc. WA 016
WM Shareholder Services, Inc. WA 025
The Royce Commercial Brokerage Company, Inc. CA 117
Bryant Financial Corporation CA 114
American Real Estate Group, Inc. DE 056
Walker & Lee, Inc. dba Great Western Real Estate CA 108
Western National Realtors, Inc. CA 119
Great Western Financial Trust I (Delaware business trust) DE 164
Sierra Western Mortgage Company CA 118
Great Western Financial Trust II (Delaware business trust) DE 169
Great Western Service Corporation Two CA 113
Washington Mutual Finance Corporation DE 802
See next sheet
Washington Mutual Insurance Services, Inc. CA 233
Washington Mutual Insurance Services, Inc* TX 289
Snohomish Securities, Inc CA 120
Irvine Corporate Center, Inc. CA 059
SunPoint Financial Corporation FL 104
Washington Mutual Community Development, Inc. CA 106
WMBFA Insurance Agency, Inc. CA 062
FA California Aircraft Holding Corp. CA 291
California Reconveyance Company CA 111
Washington Reconveyance Company WA 112
Washington Mutual Brokerage Holdings, Inc. CA 068
WM Financial Services, Inc. WA 005
Griffin Financial Services Insurance Agency, Inc. OH 288
WMFS Insurance Services, Inc. CA 058
WMFS Insurance Services of Idaho, Inc. ID 026
WMFS Insurance Services of Nevada, Inc. NV 135
Pacific Centre Associates LLC CA 257
WMICC Delaware Holdings LLC DE 298
WMHFA Delaware Holdings LLC DE 296
WMRP Delaware Holdings LLC DE 297
HS Loan Partners LLC CA 245
Sutter Bay Associates LLC CA 253
Ahmanson GGC LLC CA 240
WMGW Delaware Holdings LLC DE 290
Great Western FS Corporation U.S.V.I. 102
New Town Service, LLC MD 131
Ahmanson Residential 2 CA 261
ACD 3 CA 260
ACD 4 CA 258
Stonehedge Partners* CA 252
Riverpoint Associates CA 280
Sutter Bay Corporation CA 255
Flower Street Corporation CA 256
H.S. Loan Corporation CA 242
Commercial Loan Partners L.P. CA 270
Rivergrade Investment Corp. CA 272
Banyon Tree Holding Corp. CA 273
Pioneer Properties, Inc. WA 048
Washington Mutual Capital I (Delaware business trust) DE 064
Ahmanson Capital Trust I (Delaware business trust) DE 265
LBMC Asset Management, Inc. DE 522
Long Beach Mortgage Securities Corp. DE 523
Azusa Canyon Holding Corp. CA 502
Home Savings of America (not a financial institution) CA 244
1905 Agency Incorporated DE 234
Ahmanson Marketing, Inc. CA 268
Ahmanson Mortgage Company CA 241
Savings of America, Inc. (not a financial institution) CA 274
Silver Granite Investment Corp. CA 271
Oxford Ranch Inc. CA 250
Coast Mortgage and Realty Investors CA 301
Mayer Group, Inc. CA 302
Coast Fed Mortgage Corporation CA 276
CSU, Inc. UT 279
Heritage Auxiliary Company, Inc. CA 277
CS, Inc. TX 278
Ahmanson Land Company CA 259
Mesa Water Company CA 229
Ahmanson Ranch Inc. CA INACTIVE
Marion Holdings, Inc. CA 103
Snoqualmie Asset Fund, Inc MD 138
University Street, Inc WA 122
Marion Street, Inc. WA 123
WM Specialty Mortgage LLC DE 137
Bowery Advisors, Inc. DE 235
CPSB Service Corporation NY 504
Ladue Service Corporation MO 506
Exchange Enterprises, Inc. TX 507
Seville Realty, Inc. TX 266
Financial Services of Illinois, Inc. IL 243
Tamarack, Inc. TX 510
110 East 42nd Operating Company, Inc. DE 236
Hamburg Glen Cove Development Corp. NY 513
Home Funding Corp. DE 230
Alta Residential Mortgage, Inc. DE 134
Legend
Washington Mutual, Inc. WA 070
Registered Corporate Title
General Ledger Number
State of Incorporation
* Has outside ownership interests
Shape type
Corporation
Limited Liability Company (LLC)
Corporation held by Partnerships or LLC's
Partnership
Line type
Solid = direct ownership
Dotted Arrow = multiple ownership

2

See previous sheet



Washington Mutual
Finance Corporation

DE   802

Washington Mutual Finance of Misssissippi, LLC — DE   N/A

Washington Mutual Finance of Florida, LLC — DE   N/A

Washington Mutual Finance of North Carolina, LLC — DE   N/A

Washington Mutual Finance of Virginia, LLC — DE   N/A

Washington Mutual Finance, LLC — DE   N/A

Washington Mutual Finance Group, LLC — DE   N/A

Alabama Service Agency, LLC — AL   N/A

Aristar Agency, Inc. — DE   N/A

City Holdings Reinsurance Life Company — AZ   N/A

Aristar Insurance Company — SC   N/A

Domestic Finance Corporation — PA   INACTIVE

Aristar Management, Inc. — FL   N/A

Domestic Acceptance Company — PA   INACTIVE

First Community Financial Services, Inc. (1) — KS   N/A

Public Finance Corporation (3) — WV   N/A

Blazer Consumer Discount Company — PA   N/A

Western Financial Funding Company — CA   N/A

Intergrated Funding Company — CA   N/A

First Community Industrial Bank — CO   N/A

Blazer Financial Corporation — LA   N/A

Western Credit Services, Co. (3) — OR   N/A

Blazer Financial Services, Inc. (2) (7 companies)

Washington Mutual Finance, Inc. (5) (4 companies)   N/A

Blazer Financial Services, Inc. of: (4) (3 companies)

(1) dba Washington Mutual Finance in KS & MO

(2) Incorporated in each of the following states:
       NJ, NY, OH, PA, WI,
       dba Washington Mutual Finance in :
       ID, NM

(3) dba Washington Mutual Finance

(4) Incorporated in each of the following states as:
       Indiana, Miami (FL), Midway (DE)
       dba Washington Mutual Finance in the state of Michigan

(5) Incorporated in each of the following states:
       CA, OH, TX, UT

Washington Mutual

Organizational Chart as of 10/1/2000

Item 28. Number of Holders of Securities of the Fund

Title of Class	Number of Record Holders
Common Stock	1

Item 29. Indemnification

The corporation law of the State of Maryland, under which the Fund is incorporated, permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions. The law does not, however, allow the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the process. The Articles of Incorporation of the Fund contain a provision limiting the liability of the directors and officers of the Fund and its Shareholders to the fullest extent permitted from time to time by the laws of Maryland (but not in violation of the 1940 Act). The Maryland corporation law also permits a corporation to indemnify its directors, officers and agents, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omissions of the party seeking to be indemnified was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the party actually received an improper personal benefit, or, in the case of any criminal proceeding, the party had reasonable cause to believe that the act or omission was unlawful.

The Fund's Articles of Incorporation and Bylaws require the Fund to indemnify its directors, officers and agents (including the Managers) to the fullest extent permitted from time to time by the laws of Maryland, subject to the limitations on indemnification under the 1940 Act. The Fund's Bylaws provide that the Fund may purchase and maintain insurance on behalf of any person who is or was a director, officer, or agent of the Fund against any liability asserted against that person and incurred by that person in or arising out of her position, whether or not the Fund would have the power to indemnify him or her against such liability; provided that no such insurance purchased will protect or purport to protect any officer or director against liabilities for willful misfeasance, bad faith, gross negligence, or reckless disregard of duty.

Item 30. Business and Other Connections of Investment Adviser

See Item 9 – Management.

Item 31. Location of Accounts and Records

(1)   Washington Mutual Bank, 1201 Third Avenue, WMT 1706, Seattle, Washington 98101 (records relating to management of the Fund and to Washington Mutual Bank's function as custodian and transfer agent)

(2)   Ropes & Gray, One Franklin Square, 1301 K Street, N.W., Suite 800 East, Washington, DC 20005 (the Registrant's Articles of Incorporation, Bylaws and Minute Books)

Item 32. Management Services

None.

Item 33. Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, Washington on the 21st day of November, 2000.

Snoqualmie Asset Fund, Inc.

By: __* /s/ Richard D. Lodge__
Richard D. Lodge
President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
*/s/ Richard D. Lodge Richard D. Lodge	President	November 21, 2000
*/s/ Richard M. Levy Richard M. Levy	Chief Financial Officer	November 21, 2000
*/s/ Fay L. Chapman Fay L. Chapman	Director	November 21, 2000
*/s/William A. Longbrake William A. Longbrake	Director	November 21, 2000
*/s/James S. Kavanah James S. Kavanah	Director	November 21, 2000
*/s/Craig A. Benvie Craig A. Benvie	Director	November 21, 2000

* By: /s/ David J. Baum
David J. Baum
Attorney-In-Fact, pursuant to
powers of attorney filed herewith.

POWER OF ATTORNEY

Richard D. Lodge whose signature appears below, does hereby constitute and appoint Martin E. Lybecker, David J. Baum, and Lisa N. Larkin, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Snoqualmie Asset Fund, Inc. (the "Fund"), to comply with the Investment Company Act of 1940, as amended, ("the Act"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Fund's Registration Statement on Form N-2 pursuant to said Act, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a director Richard D. Lodge and/or officer of the Fund any and all such amendments filed with the Securities and Exchange Commission under said Act, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: November 14, 2000_____   /s/ Richard D. Lodge_____
                                                     Richard D. Lodge

POWER OF ATTORNEY

       Richard M. Levy whose signature appears below, does hereby constitute and appoint Martin E. Lybecker, David J. Baum, and Lisa N. Larkin, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Snoqualmie Asset Fund, Inc. (the "Fund"), to comply with the Investment Company Act of 1940, as amended, ("the Act"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Fund's Registration Statement on Form N-2 pursuant to said Act, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a director Richard M. Levy and/or officer of the Fund any and all such amendments filed with the Securities and Exchange Commission under said Act, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated:_November 14, 2000_____   /s/ Richard M. Levy_____
                                                         Richard M. Levy

POWER OF ATTORNEY

       Fay L. Chapman whose signature appears below, does hereby constitute and appoint Martin E. Lybecker, David J. Baum, and Lisa N. Larkin, each individually, her true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Snoqualmie Asset Fund, Inc. (the "Fund"), to comply with the Investment Company Act of 1940, as amended, ("the Act"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Fund's Registration Statement on Form N-2 pursuant to said Act, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned, Fay L. Chapman, as a director and/or officer of the Fund any and all such amendments filed with the Securities and Exchange Commission under said Act, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated:_November 20, 2000_____   /s/ Fay L. Chapman_____

                                                                  Fay L. Chapman

POWER OF ATTORNEY

William A. Longbrake whose signature appears below, does hereby constitute and appoint Martin E. Lybecker, David J. Baum, and Lisa N. Larkin, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Snoqualmie Asset Fund, Inc.(the "Fund"), to comply with the Investment Company Act of 1940, as amended, ("the Act"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Fund's Registration Statement on Form N-2 pursuant to said Act, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a director William A. Longbrake and/or officer of the Fund any and all such amendments filed with the Securities and Exchange Commission under said Act, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated: November 14, 2000 _____   _/s/ William A. Longbrake____
                                                William A. Longbrake

POWER OF ATTORNEY

       James S. Kavanah whose signature appears below, does hereby constitute and appoint Martin E. Lybecker, David J. Baum, and Lisa N. Larkin, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Snoqualmie Asset Fund, Inc.(the "Fund"), to comply with the Investment Company Act of 1940, as amended, ("the Act"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Fund's Registration Statement on Form N-2 pursuant to said Act, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a director James S. Kavanah and/or officer of the Fund any and all such amendments filed with the Securities and Exchange Commission under said Act, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated:_November 15, 2000_____   /s/ James S. Kavanah_____
                                                   James S. Kavanah

POWER OF ATTORNEY

       Craig A. Benvie whose signature appears below, does hereby constitute and appoint Martin E. Lybecker, David J. Baum, and Lisa N. Larkin, each individually, his true and lawful attorneys and agents, with power of substitution or resubstitution, to do any and all acts and things and to execute any and all instruments which said attorneys and agents, each individually, may deem necessary or advisable or which may be required to enable Snoqualmie Asset Fund, Inc.(the "Fund"), to comply with the Investment Company Act of 1940, as amended, ("the Act"), and any rules, regulations or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing and effectiveness of any and all amendments to the Fund's Registration Statement on Form N-2 pursuant to said Act, including specifically, but without limiting the generality of the foregoing, the power and authority to sign in the name and on behalf of the undersigned as a director Craig A. Benvie and/or officer of the Fund any and all such amendments filed with the Securities and Exchange Commission under said Act, and any other instruments or documents related thereto, and the undersigned does hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Dated:_November 15, 2000_____   /s/ Craig Benvie_____
                                                        Craig A. Benvie

EXHIBIT INDEX

Exhibit No.   **Description**

(2)(a)   Articles of Incorporation of Snoqualmie Asset Fund, Inc. dated as of July 21, 2000.

(2)(b)   Bylaws of Snoqualmie Asset Fund, Inc.

(2)(j)   Custodian Agreement between Snoqualmie Asset Fund, Inc and Washington Mutual Bank dated as of August 25, 2000.

(2)(k)   Fund Accounting Agreement between Snoqualmie Asset Fund, Inc. and Washington Mutual Bank, FA dated as of August 25, 2000.

(2)(p)   Purchase Agreement between Snoqualmie Asset Fund, Inc. and Fay L. Chapman dated as of August 25, 2000.

(2)(r)   Code of Ethics of Snoqualmie Asset Fund, Inc.